SPUR VENTURES INC.
MANAGEMENT DISCUSSION & ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2005

Dated: March 28, 2006

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS

This Management’s Discussion and Analysis (“MD&A”) has been prepared as at March 28, 2006, and should be read in conjunction with the audited consolidated financial statements with accompanying notes of Spur Ventures Inc. (the “Company”) for the year ended December 31, 2005 which have been prepared in accordance with Canadian Generally Accepted Accounting Principles.

This MD&A contains certain statements that may be deemed to be “forward-looking statements” regarding the timing and content of upcoming programs. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, future prices of nitrogen, phosphate and potash, exploitation and exploration successes, continued availability of capital and financing, the exchange rates for Canadian, US and Chinese currencies, Chinese policies on fertilizer and agriculture, and general economic, market or business conditions. The Company disclaims any intention or obligation to update or revise any forward-looking information as a result of new information or future events.

All amounts are reported in Canadian dollars, unless otherwise stated. Additional information on the Company can be found in the filings with Canadian security commissions on SEDAR at www.sedar.com and in the Company’s Form 20-F with the United States Securities and Exchange Commission on EDGAR at www.sec.gov/edgar.

1. Overall Performance

Yichang Spur Chemicals (YSC)

The company continues to develop an integrated fertilizer business in planned stages. YSC has been able to adjust NPK (Nitrogen, Phosphate, Potassium) fertilizer production in response to market demand with the goal of retaining its key customer base while minimizing losses. In 2005, YSC’s production and sales volume were both near record highs in the plant’s six-year history. The Company successfully completed the construction and commissioning of a 60,000 metric tonnes (mt) per annum phosphoric acid plant in March 2005 and started to supply phosphoric acid for its own NPK production

Mr. Zhao Huitian from Tianren was appointed General Manager of YSC in November of 2005 and initiated improvements which resulted in almost 5,000 mt of production in December of 2005.

Yichang Maple Leaf Chemicals (YMC)

The Company is going through approval application in order to formally transfer the mining licenses for the Dianziping and Shukongping phosphate deposits from the joint venture partner, YPCC, to the YMC Joint Venture Company which the Company controls.

In March and August, the company completed its required cash contributions to YMC’s registered capital account to fulfill the company portion of the first 15% capital requirement which initiated the government mining licenses transfer process as provided in the original YMC Joint Venture contract.

Cash and Short Term Investments

The Company successfully completed a private placement of 17,142,858 units for gross proceeds of $30 million in July 2005. As of December 31, 2005, the Company had cash & cash equivalents and short term investments of $35.9 million, of which $24.7 million is held in Canadian banks. There is $10.6 million held in a YMC registered capital account in Canadian dollars in China. The Company has complete control over the YMC registered capital account.

2. Selected Annual Information

Selected annual information from the Company’s three most recently completed financial years is summarized as follows:

	2005	2004*	2003
Total revenues	$ 8,265,374	$ 4,810,302	$Nil
Net income (loss)	(3,332,038)	(2,425,755)	(1,310,054)
Earnings (loss) per share	(0.07)	(0.07)	(0.06)
Diluted earnings (loss) per share	(0.07)	(0.07)	(0.06)

Total Assets	54,334,748	28,114,960	7,194,380
Total long-term liabilities	Nil	Nil	Nil
Cash dividends declared	Nil	Nil	Nil

*All 2004 figures are the results of three quarters of YSC operation after the acquisition of Xinyuan in April 2004.

3. Results of Operations – Full Year

Yichang Spur Chemicals (YSC)

The Company’s NPK compounds fertilizer Joint Venture Company produced 33,442 mt of NPK’s in the year of 2005, compared to 18,727 mt in 2004 following the formation of the YSC Joint Venture Company with the acquisition of Xinyuan in April 2004. The plant was shut down for a total of 185 days for routine maintenance and to match inventory with slow demand. YSC manages its production by being a market driven company and rapidly responding to changes in demand.

Sales for year ended December 31, 2005 were $8,265,374, a 72% increase over the sales of $4,810,302 in 2004 (three quarters), with sales volume of 29,819 mt and 20,342 mt respectively. Cost of product sold reflected the fact that most raw material inputs costs have increased over 30% and rock phosphate increased 47% since the beginning of 2005. Gross profit was $99,953 versus ($50,258) in 2004 reflecting the benefits of YSC’s improved operating efficiencies despite raw materials price increases. EBITDA was ($536,391) for the year ended December 31, 2005, compared to ($312,660) in 2004.

The following table illustrates the operation results at YSC.

	Q1/2005	Q2/2005	Q3/2005	Q4/2005	Total 2005
Production Volume (mt)	5,571	9,486	11,961	6,424	33,442
Sales Volume (mt)	7,302	9,311	7,462	5,741	29,816
Net Sales ($)	2,116,867	2,609,072	2,083,218	1,456,217	8,265,374
Cost of product ($)	1,770,829	2,544,973	1,993,120	1,856,499	8,165,421
Total Gross Profit ($)	346,038	64,099	90,098	(400,282)	99,953
Selling price/mt ($)	290	280	279	254	277
Cost of Product/mt ($)	318	268	167	289	244

	Q1/2004	Q2/2004	Q3/2004	Q4/2004	Total 2004
Production Volume (mt)		5,261	3,873	9,593	18,727
Sales Volume (mt)		5,011	7,086	8,245	20,342
Net Sales ($)		997,789	1,495,141	2,317,372	4,810,302
Cost of product ($)		876,451	1,566,432	2,417,677	4,860,560
Total Gross Profit ($)		121,338	(71,291)	(100,305)	(50,258)
Selling price/mt ($)		199	211	281	236
Cost of Product/mt ($)		167	404	252	260

Yichang Maple Leaf Chemicals (YMC)

The mining licenses for the Dianziping and Shukongping deposits were issued by China’s Ministry of Land and Resources to the Company’s joint venture partner YPCC in February and October of 2004 respectively. The licenses were issued under the contractual condition that YPCC holds these licenses in escrow for the purpose of their equity contribution to the YMC joint venture. The Company is undertaking a transfer of these mining licenses to YMC to ensure that the formal title for the two deposits is in YMC’s name in order to obtain the full benefit of Chinese joint venture contractual law.

The increase in YMC costs reflected the stepped up efforts to work with various levels of Chinese government on the mining licenses transfer. The Northern China Design Institute has been engaged to finalize the staged mine development plans at the Dianziping and Shukongping sites. The Company is recruiting a senior management team for YMC and taking steps to ensure that we are ready to mine once the licenses have been formally transferred.

Spur Consolidated Results

Total expenses were $3,384,587 for the year ended December 31, 2005 versus $2,943,590 in 2004. This $440,997 increase was due to the engagement of a full time management team as the Company recognized the need for continuity in leadership on the ground in China. Selling expenses were $322,987 in 2005 compared to $134,127 in 2004 reflecting increased sales volume and additional efforts to promote sales in a more competitive NPK market. Professional fees increased to $275,806 in 2005 from $180,725 in 2004 mostly attributable to higher audit related fees as Spur established better internal controls, Sarbanes Oxley Act implementation preparation and quarterly financial reviews. The increases in expenses were partially offset by the decrease of $178,919 in consulting fees and $492,719 in stock based compensation. The short-term investments and Guaranteed Investment Certificates generated interest income in the year of 2005 increased to $438,209 versus $183,608 in 2004. EBITDA was ($2,487,365) for the year ended December 31, 2005, compared to ($1,977,590) in 2004. The 2005 Loss per Share remained at $0.07, unchanged from 2004.

The Company’s cash and cash equivalents significantly strengthened during the year of 2005 due to the private placement completed in July. The Inventory balance increased to $3,036,798 at the end of 2005 compared to $1,125,024 at the end of 2004 in anticipation of 2006 spring sales and also because of higher raw materials prices resulting in higher cost of goods sold. Accounts Receivable increased to $468,443 at the end 2005 from $188,415 in 2004. The Company granted credits to some longtime customers to promote sales and overcome intense competition in NPK market. The increase of $230,730 in Prepaid Expenses at the end of 2005 from the balance of $96,034 at the end of 2004 reflected the increased production activities.

Foreign Exchange Loss

The unrealized foreign exchange loss was $953,508 for the year ended December 31, 2005, compared to a foreign exchange gain of $82,908 for 2004. Included in the 2005 translation loss is an amount of $276,370 foreign translation loss from YMC by using temporal method which requires the gain or loss on translation to be charged to the statement of operation.

The Company’s functional currency is the Chinese Renminbis with most costs and revenues occurring in China but with some Canadian dollar costs in the Vancouver head office. However, the Company also holds significant amounts in US dollar denominated short term investments and Guarantee Investment Certificate (GIC) accounts ranging from one to three months. The Canadian dollar strengthened against the US dollar by 2.7% from the date of investment in US dollars to December 31, 2005

Foreign exchange losses or gains are dependent upon the Canadian dollar exchange rates in relationship with other currencies. It is anticipated that the Canadian exchange rates will be volatile over the coming quarters. This may result in foreign exchange fluctuations between gains or losses on a quarterly basis. The Company maintains a certain amount of cash resources in Renminbis in order to meet its obligations in China. The Company does not yet use derivatives to hedge against exposures to foreign currency arising from the Company’s balance sheet liabilities and therefore, the Company is exposed to future fluctuations in the Canadian / US dollar and Canadian dollar / Chinese Renminbi exchange rates.

4. Summary of Quarterly Results

	Qtr ended	Qtr ended	Qtr ended	Qtr ended	Qtr ended	Qtr ended	Qtr ended	Qtr ended	Qtr ended
	Dec. 31,	Sep. 30,	Jun. 30,	Mar. 31,	Dec. 31,	Sept. 30,	Jun. 30,	Mar. 30,	Dec. 31,
	2005	2005	2005	2005	2004	2004	2004	2004	2003
Total revenues	1,456,217	2,083,218	2,609,072	2,116,867	2,317,372	1,495,141	997,789	-	-

Net income (loss)	(752,395)	(1,333,483)	(883,393)	(362,767)	(869,733)	(986,142)	(299,849)	(270,031)	(980,665)

Earnings (loss) per share	(0.01)	(0.03)	(0.02)	(0.01)	(0.02)	(0.03)	(0.01)	(0.01)	(0.03)

Diluted earnings (loss) per share	(0.01)	(0.03)	(0.02)	(0.01)	(0.02)	(0.03)	(0.01)	(0.01)	(0.03)

Prior to the first quarter of 2004, some other income was recorded as revenues. These amounts have been reclassified from revenues to other income.

The Sales were down in the fourth quarter of 2005, compared to the fourth quarter of 2004, due to a softening NPK fertilizer market, particularly in the fourth quarter. The demand for NPK fertilizer was reduced by a combination of inclement weather and farmer resistance to higher fertilizer prices.

5. Liquidity and Capital Resources

The Company successfully completed a private placement of 17,142,858 units for gross proceeds of $30 million in July 2005. Each unit was priced at $1.75, and consisted of one share and one-half of one warrant to purchase an additional share for a period of two years at a price of $2.00. The Company paid a 6% commission on the proceeds of the private placement. The net proceeds are being used to fund the Company’s development projects in China and for general corporate purposes.

As of December 31, 2005, the Company maintained a balance of cash and cash equivalents of $29.1 million, of which $18.0 million is held in two major Canadian banks. There is $11.1 million held in YMC and YSC accounts with two major banks in China, of which $10.6 million is deposited in Canadian dollars and $0.5 is operation working capital in Chinese Renminbi. The Company has complete control over the disbursements from the YMC registered capital accounts. The Company also has US dollar denominated short-term investments of $6.7 million, which have more than 90 days maturity periods, with two major Canadian financial institutions.

The Company did not have any off-balance sheet arrangements as of the end of 2005.

6. Transactions with Related Parties

During the year ended December 30, 2005, some directors and officers of the company received consulting fees for the services rendered. A total of $236,489 was paid in 2005 to companies controlled by three directors and two officers (2004 - $335,654; 2003 - $282,754). A total of $236,489 was paid in 2005 to companies controlled by three directors and two officers (2004 - $335,654; 2003 - $282,754). Account payables to these companies for the consulting services were $11,334 at the end of 2005. Except the account receivable of RMB2,552,287 ($368,806) from YPCC, there was no other account receivables from the related party.

On November 22, 2004, the Company became aware that the Agricultural Bank of China (the "Bank") had made a RMB7,400,000 ($1,069,302) working capital loan (the "Xinyuan Loan") to

Xinyuan Chemicals ("Xinyuan") for the purchase of raw materials. Xinyuan made a loan of the same amount to YPCC (the Company’s joint venture partner) the next day, more than a year before the date of the Company's investment in Xinyuan to create YSC. YPCC made a loan of RMB4,475,375 ($646,693) to YSC (the "YSC Loan") in January 2004.

The Xinyuan loan was exclusively for YPCC’s use and until the end of 2004 YPCC had been repaying both the principal and interest. The Company received a formal letter from YPCC on November 26, 2004 guaranteeing that YPCC would not hold the Company accountable for this loan. YSC has neither benefited from this loan nor made any payment to the Bank with respect to this loan. The principle now stands at RMB 6,900,000 ($997,052) and is due.

The Company continues to work with the three parties toward a resolution. In the mean time, the Company has accounted for the debt to the Bank of RMB6,900,000 ($997,052) as a liability and has recorded a receivable in the same amount from YPCC. The Company also owes YPCC for advances in the amount of RMB 4,475,375 ($646,693), leaving a net exposure to YPCC of RMB2,424,625 ($350,359).

In addition, the Company owes the third YSC Joint Venture partner Yuanfeng $119,358 for the acquisition of additional land use right acquisition from Yuanfeng. The amount owed to Yuanfeng was $44,290 in 2004.

7. Fourth Quarter

Yichang Spur Chemicals (YSC)

YSC produced 6,424 mt of NPK’s in the quarter ended December 31, 2005, a decrease of 33 % over the fourth quarter 2004 (9,593mt) due exclusively to lower market demand. Plant availability was only 39 days as management responded to the changes in NPK demand and managed inventory levels by shutting down the plant for 53 days from October to mid-November after the fall season in northern China ended early. This resulted in a production rate of 156 mt per day. YSC had robust production of 4,930 mt in December resulting in 6,191 mt of inventory on December 31, and is well positioned for the upcoming 2006 spring sales season.

Sales for the three months ended December, 2005 were $1,456,217 versus $2,317,372 in 2004, a 36% decrease. While 2004 was a strong year for the entire fertilizer industry, starting from the first quarter of 2005, an excess of imported phosphate fertilizers, coupled with inclement weather, softened market demand. Gross profit was ($400,282) in the quarter ended December 31, 2005 vs. ($100,305) in the fourth quarter 2004. The increase in gross loss was attributable to the combination of a reserve for inventory write-down of $300,114 in preparation of NPK price decrease and significant increase in most raw material prices. EBITDA was ($623,143) in the quarter ended December 31, 2005 compared to ($224,182) in the same period in 2004.

Spur Consolidated Results

Although the gross loss increased by $299,977 in the fourth quarter of 2005 compared to the same period in 2004, the net loss for the three months ended December 31, 2005 decreased by $117,338 to $752,395 due to the decrease in total expenses and the increase in interest income. During the three months ended December 31, 2005, total expenses decreased by $260,872 to $725,324 versus $986,196 of the fourth quarter of 2004. This is mainly attributable to the decrease in stock based compensation to $145,660 in the fourth quarter of 2005 compared to

$444,552 of the same period 2004. The increase in director & officer insurance and bad debt reserves were offset by the reclassification of several management costs to mineral property, as those costs are related to pursuing the YMC mining license transfer. The interest income increased to $233,656 in the three months ended December 2005 from $85,338 for the same period in 2004.

8. Changes in Accounting Policies

Effective January 1, 2005, the Company adopted Accounting Guideline AcG-15, Consolidation of Variable Interest Entities, which establishes when a company should consolidate a variable interest entity in its financial statements. AcG-15 provides the definition of a variable interest entity to be consolidated if a company is at risk of absorbing the variable interest entity’s expected losses, or is entitled to receive a majority of the variable interest entity’s returns or both. The Company has determined that it has no variable interest entities.

Effective January 1, 2004, the Company adopted the requirements of the Canadian Institute of Chartered Accountants Standard 3870 which requires an expense to be recognized in the financial statements for all forms of employee stock-based compensation, including stock options. Previously, the Company did not record any compensation cost on the granting of stock options to employees and directors as the exercise price was equal to or greater than the market price at the date of the grants. Accordingly, the opening deficit was restated on a retroactive basis to show the effect of compensation expense associated with stock option grants to employees and directors from January 1, 2002 to December 31, 2003, which amounted to $1,405,432, and an increase of $94,600 to share capital and $1,310,832 to stock options.

9. Outstanding Share Data

As of March 28, 2006, the Company had the following shares, warrants and options outstanding:

	Number	Exercise Price	Expiry Date
Common Shares	58,090,520	n/a	n/a
Stock Options	700,000	$0.90	19-Jun-06
Stock Options	2,000,000	$0.60	6-May-08
Stock Options	635,000	$1.20	19-Jun-08
Stock Options	1,650,000	$1.50	23-Jul-09
Stock Options	200,000	$1.50	12-Oct-09
Stock Options	500,000	$1.80	1-Mar-10
Stock Options	200,000	$1.50	16-Sep-10
Stock Options	200,000	$1.50	14-Mar-11
Warrants	5,091,666	$1.50	23-Jun-06
Agent’s Warrants	330,000	$1.50	23-Jun-06
Warrants	8,571,429	$2.00	28-Jul-07
TOTAL	78,168,615

10. Proposed Tianren Acquisition

On June 29, 2005, the Company entered into an agreement to acquire the fertilizer related assets of Hebei Tianren Chemical Corporation (“Tianren”), a Chinese holding company, and to merge the management teams and assets of both companies.

Assets to be acquired include:

1.	A 51% interest in Xinjiang Tianren Chemicals Ltd. (“Xinjiang”) which has a 100,000 tonne per annum (“tpa”) compound NPK plant in Xinjiang Uigur Autonomous Region.

2.

A 75% interest in Tianding Chemical Company (“Tianding”) which has a 100,000 tpa compound NPK plant in Qinhuangdao, Hebei Province. Tianding also has one of the largest fertilizer bagging facilities in China with current production under contract of over 28 million bags per annum for Tianren and other large fertilizer producers with long-term stable distribution contracts. The bagging plant generates a positive EBITDA and is a key part of the logistics of distributing fertilizers within the country.

3.

An 80% direct interest in Tianren Agriculture Franchise Company (“TAFC”), a large fertilizer marketing company based in Qinhuangdao, Hebei Province. In addition the Company will acquire a further 15% indirect interest through Tianding’s ownership of TAFC.

4.

A 60% interest in Hubei Yichang Tianlong Industry Company, a raw materials sourcing and fertilizer trading company based in Yichang, Hubei Province where the Company’s current facilities are also located.

The Company will acquire these assets in consideration for the issue to Tianren of approximately 15.5 million shares of the Company. These shares will be subject to an escrow period of 24 months and voting rights for those shares which at any one time exceed 19.9% of the issued shares of the Company will be restricted.

The transaction was negotiated at arm’s length and is subject to due diligence, TSX Venture Exchange and all other regulatory approvals, and standard closing conditions.

The Company substantially completed the due diligence late in the fourth quarter and is now negotiating with Tianren on the final agreement terms and partnering with Hebei to work with the Chinese authorities on the approval processes.

11. Outlook

Based on the strong long-term fundamentals of agricultural sector in China, the Company is continuing its mining and NPK expansion plans in 2006.

YSC is investing $250,000 as sustaining capital to ensure a consistently high level of product quality and to ensure maximum levels of production. The company will also complete its ERP implementation for a cost of $52,000. Planned capital expenditures on the mine development and NPK engineering will total approximately $300,000.

12. Disclosure Controls and Procedures

During the year ended December 31, 2005, the Company’s General Counsel and Corporate Secretary completed an evaluation of the effectiveness of the Company’s existing disclosure controls and procedures, undertook extensive research and made recommendations to the Company’s CEO and Board of Directors. Based on those recommendations, a draft corporate disclosure policy was presented to the Company’s board and adopted in late December 2005.

With the new disclosure policy in place, management is reasonably confident that material information relating to the Company, including its consolidated subsidiaries, will be made known to senior management in a timely manner, and that the Company’s disclosure controls and procedures will be effective not only with respect to the Company’s annual filing requirements but on an ongoing basis.

13. Risk Factors

The Company’s business is in China, which despite recent government policy changes carries risk for foreign owned operations.

China has an evolving legal structure. Many laws and regulations dealing with economic matters in general, and foreign investment in particular, have been promulgated, including changes to the Constitution of China to authorize foreign investment and to guarantee "the lawful rights and interests" of foreign investors in China. Nevertheless, China does not have a comprehensive system of laws, and the legal and judicial systems in China in respect of commercial laws are rudimentary. In addition, enforcement of existing laws may be uncertain and sporadic, and may be subject to domestic politics.

China is an emerging economy. Although the Chinese economy has experienced significant growth in the recent past, such growth has been uneven among various sectors of the economy and geographic regions. The central government and even provincial and municipal governments continue to play a significant role in the planning of the economy, not always in a coordinated fashion.

Investment in China can be affected by significant political, economic and social uncertainties. Any change in laws and policies by the Chinese government could affect the Company’s investment in China. Circumstances such as a change in leadership, social or political disruption may benefit or limit the Chinese government's abilities to pursue such policies.

Need to Obtain Permits and Licenses. Although China is progressing towards a market-oriented economy, it is still a centrally planned economy. The operations of the Company require government review, licenses and permits from various government agencies.

Chinese Costs. There continues to be “made in China” pricing for raw materials, minerals and fertilizers which differs from international prices. The continued rapid growth in the Chinese economy is affecting both fertilizer input prices and international freight rates for imports.

Additional risk factors can be found in the Company’s Form 20-F, and filed with Canadian security commissions on SEDAR at www.sedar.com and with the United States Securities and Exchange Commission at www.sec.gov/edgar.